Exhibit 21.1

EPIQ SYSTEMS, INC.

List of Subsidiaries

Subsidiary	State or Other Jurisdiction of Organization	Doing Business As
EPIQ Systems Acquisition, Inc.(1)	New York
Bankruptcy Services LLC(2)	New York	BSI
Financial Balloting Group LLC(2)	New York	Financial Balloting Group
Poorman-Douglas Corporation(1)	Oregon	Poorman Douglas Huntington Legal Services
Novare, Inc.(2)	Illinois	Novare
Hilsoft, Inc.(2)	Pennsylvania	Hilsoft
nMatrix, Inc.(2)	Delaware	nMatrix
nMatrix Australia Pty. Ltd.(2)	Australia	nMatrix
nMatrix Ltd.(3)	England and Wales	nMatrix

(1)   100% owned by EPIQ Systems, Inc.

(2)   100% owned by EPIQ Systems Acquisition, Inc.

(3)   100% owned by nMatrix Australia Pty. Ltd.